FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number: 1-5318

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KENNAMETAL
RETIREMENT INCOME SAVINGS PLAN

(formerly known as the Greenfield Industries, Inc. Retirement Income Savings Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kennametal

1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL
RETIREMENT INCOME SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Kennametal Retirement Income Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kennametal Retirement Income Savings Plan, formerly known as the Greenfield Industries, Inc. Retirement Income Savings Plan, (the “Plan”) at December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 24, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kennametal Retirement Income Savings Plan
(formerly known as Greenfield Industries, Inc. Retirement Income Savings Plan)

In our opinion, the accompanying statement of net assets available for benefits at December 31, 2003 presents fairly, in all material respects, the net assets available for benefits of the Kennametal Retirement Income Savings Plan (formerly known as the Greenfield Industries, Inc. Retirement Income Savings Plan) (the “Plan”) at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2004

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	December 31,	December 31,
	2004	2003
ASSETS

Cash	$82,120	$0

Receivables:
Participant contributions	$62,791	$64,013
Employer contributions	834,494	802,134

Total receivables	897,285	866,147

Investments:
Mutual Funds	$41,365,049	$36,267,631
Common/Collective Trust	14,569,730	12,825,728
Master Trust	27,091,424	27,115,469
Kennametal Inc. Common Stock	20,530,840	14,965,172
Participant Loans	5,646,844	5,307,750

Total investments	109,203,887	96,481,750

NET ASSETS AVAILABLE FOR BENEFITS	$110,183,292	$97,347,897

The accompanying notes are an integral part of these statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant contributions	$5,022,217
Employer contributions	3,700,346
Dividends and interest	2,418,300
Net appreciation of investments:
Mutual Funds	4,127,935
Common/Collective Trusts	1,037,629
Kennametal Inc. Common Stock	4,025,386

Total additions	20,331,813

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to retirees	(5,921,797)
Loan distributions	(252,788)
Employee withdrawals	(879,395)
Transfers to other Kennametal Plans	(442,438)

Total deductions	(7,496,418)

NET INCREASE	12,835,395

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	97,347,897

End of year	$110,183,292

The accompanying notes are an integral part of these statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF PLAN

The following general description of the Kennametal Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information. Effective January 1, 2005, the Plan’s name changed from the Greenfield Industries, Inc. Retirement Income Savings Plan to the Kennametal Retirement Income Savings Plan.

The Plan is a defined contribution employee benefit plan, established for the purpose of providing eligible employees of Kennametal Inc. (the Company), a wholly-owned subsidiary of Kennametal, the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the Code). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company serves as sponsor of the Plan.

ADMINISTRATION OF THE PLAN – The management of the Company has the authority and responsibility for the general administration of the Plan. Putnam Fiduciary Trust Company serves as the Trustee of the Plan and Putnam Investment functions as the recordkeeper for the Plan. The Company anticipates that during 2005 Fidelity Investments will function as the trustee and recordkeeper of the Plan.

ELIGIBILITY – Employees may become participants in the Plan as of the first entry date (January 1, April 1, July 1, or October 1) after completing 500 hours of service within a six consecutive month period. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

Effective July 1, 2005, Kennametal will terminate the participation of approximately 1,975 participants in the Plan. On that effective date, these participants will become participants in the Kennametal Thrift Plus Plan, another employee benefit plan sponsored by the Company. Approximately 300 employees will remain in the Plan as active participants. The Company anticipates that the individual employee accounts for the terminated participants will be transferred from the Plan to the Thrift Plus Plan in a trustee to trustee transfer subsequent the effective date.

VESTING – All participant and employer contributions vest immediately.

PARTICIPANT ACCOUNTS – A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS – The Company is required to contribute a base amount of 2% of each eligible employee’s wages, which include base salary, overtime, shift differential pay and incentive compensation. Effective April 1, 2003, participants may elect to contribute to the Plan from (pre-tax) 1% to 20% of their wages through payroll deductions. Prior to April 1, 2003, participants could elect to contribute to the Plan from 1% to 15% of their wages through payroll deductions. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan, are eligible to make Catch-Up contributions. Newly hired non-union employees are automatically enrolled at 2%. Employee contributions up to 4% are matched at 50%. The maximum employer matching contribution is 2%.

The participants can elect to have their contributions invested in the different investment funds available under the Plan. Employer Mandatory and Matching contributions are made quarterly and solely in Kennametal Inc. common stock. These employer contributions can be transferred to other investment options at any time at the participant’s election.

Beginning January 1, 2004, if the Company exceeds its performance objectives for the fiscal year, the Company may also make a Performance Contribution from 0 to 3% of the participant’s eligible compensation. The Performance contribution may be invested in any investment fund available under the Plan.

DISTRIBUTIONS – If a participant’s employment with the Company is terminated due to retirement pursuant to the terms of the Plan, the total amount of a participant’s account shall be distributed in cash to the participant according to one of the options as described in the Plan and as elected by the participant. If a participant’s employment with the Company is terminated for any reason other than retirement pursuant to the terms of the Plan, the participant will receive a lump sum amount equal to the value of the participant’s vested interest in his or her account; provided, however, that if such account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the Plan.

In addition, while still employed, participants may withdraw pre-tax employee and Company contributions if over age 59.5, at any time. Pre-tax employee and Company contributions if under age 59.5 may be withdrawn only for specific hardship reasons.

PARTICIPANT LOANS – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding loan balance during the previous one-year period over the outstanding balance as of the date of the loan or 50% of their account balance as defined by the Plan or the Code. Such borrowings are allowed at the sole discretion of the plan administrator. Loan terms range from one to five years or up to 29 years for the purchase of a primary residence and are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. Interest rates on participant loans ranged from 5.0% to 10.5% at December 31, 2004 and 2003. Participant loans outstanding at December 31, 2004 have maturity dates ranging from 2005 to 2032.

INVESTMENTS – Participants direct their contributions and the Performance contribution by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds. The following investment options were available to participants at December 31, 2004:

Stable Value Fund – Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), synthetic investment contracts and short-term investments.

Putnam Voyager Fund – This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

The Putnam Fund for Growth & Income – This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam International Equity Fund – This fund seeks capital appreciation by investing in a diversified portfolio composed mainly of stocks of companies located outside the United States.

Kennametal Inc. Common Stock Fund – This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal.

Vanguard Institutional Index Fund – This fund seeks long-term growth of capital and income from dividends. The fund holds all 500 stocks that make up the Standard & Poor’s 500 Index in proportion to their weighting in the index. The fund attempts to track the performance of the index, a widely recognized benchmark of U.S. stock market performance, and it remains fully vested in stocks at all times.

PIMCO Renaissance Fund – This fund seeks long-term growth of capital and income. The fund invests primarily in common stocks of “value” style, midsize companies with market capitalizations of $1 billion to $10 billion at the time of investment, although it may invest in companies of any size. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

Northrop Grumman Common Stock – This fund consists entirely of Northrop Grumman common stock for investors who want to participate in the growth of Northrop Grumman as part owners of Northrop Grumman. This investment fund is closed to new participants. This fund will be eliminated and the assets transferred to other available Plan funds prior to the transfer to Fidelity Investments.

Retirement Ready Funds – Each Retirement Ready Portfolio has a different target date that relates to expected retirement dates. The dates range from 2010 to 2045 in five-year intervals, with the exception of the Maturity Portfolio, which is designed for participants who are at or near retirement. On June 1, 2005, a 2050 fund was added to the Plan. All of the Retirement Ready Portfolios are diversified across an array of Putnam mutual funds that invest in different styles and include a mix of stocks, bonds, and capital preservation investments. The portfolios can invest significantly in foreign securities, which involve certain risks, such as currency fluctuations, economic instability, and political developments.

Artisan Mid Cap Fund – This fund seeks long-term capital growth through a diversified portfolio of stocks of midsize companies. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

MSIF Small Company Growth Portfolio – This fund seeks to maximize long-term capital appreciation by investing primarily in the equity securities of small and midsize companies that are in the early stages of their life cycle. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

Lord Abbett Small Cap Value Fund – This fund seeks long-term capital appreciation by investing primarily in common stocks of small companies with a market capitalization of less than $2 billion. Lord Abbett believes in a low-risk approach to investing in these stocks. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

Vanguard Total Bond Market Index Fund – This fund invests in a sample of bonds from the Lehman Aggregate Bond Index, which is an index of U.S. Treasury, federal agency, mortgage-backed, and high-quality corporate securities.

Templeton Foreign Fund – This fund seeks long-term capital growth by investing mainly in the equity securities of companies outside the United States, including emerging markets.

In addition, during the year ended December 31, 2004, participants were able to direct their contributions to certain other investment options. Amounts held in the discontinued investment options were converted to available investment options with similar investment objectives.

2. ACCOUNTING POLICIES

BASIS OF ACCOUNTING – The financial statements of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS – Investment transactions are recorded on a trade date basis. Benefit-responsive investment contracts are valued at contract value in accordance with the provisions of AICPA Statement of Position (SOP) 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans”. INVESCO Institutional, Inc. reported that all the investment contracts held in the Stable Value Fund (see Note 4) are fully benefit-responsive. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year-end. Investments in common stock are valued at their quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

PAYMENT OF BENEFITS – Benefit payments are recorded as distributed.

INVESTMENT INCOME – Interest and dividend income are recorded in the period earned.

PLAN EXPENSES – Expenses attributable to the administration or operation of the Plan and related trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the years ended December 31, 2004 and 2003, the Company paid all expenses related to the operation of the Plan.

NET APPRECIATION – Net appreciation of investments is comprised of unrealized gains and losses due to the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions which represents the difference between proceeds received and average cost. Net appreciation for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Kennametal Inc. Common Stock Fund	$4,025,386	$1,989,192
Common/Collective Trusts	1,037,629	1,250,033
Mutual Funds	4,127,935	9,096,837

Total	$9,190,950	$12,336,062

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

3. INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31, 2004 and 2003 were as follows:

	2004	2003
At contract value:
Stable Value Fund	$27,091,424	$27,115,469

At fair market value as determined by quoted market prices:
Artisan Mid Cap Fund	12,888,395	11,432,085
Kennametal Inc. Common Stock Fund	20,427,302	14,870,515
The Putnam Fund for Growth & Income	10,038,603	9,566,654
Vanguard Institutional Index Fund	9,743,604	9,119,451
Loans to Participants	5,646,844	5,307,750

At estimated fair value:
Putnam Retirementready 2015, Class Y	9,672,438	9,425,953

4. STABLE VALUE FUND

A portion of the Plan’s investments are held in a Stable Value Fund which was established for the investment of assets of the Plan and several other Company-sponsored retirement plans. Each plan has an undivided interest in the underlying assets of the Stable Value Fund. The assets of the Stable Value Fund are held by The Bank of New York (Trustee). At December 31, 2004 and 2003, the Plan’s interest in the Stable Value Fund was 25.2 percent and 24.4 percent, respectively. Investment income and administrative expenses relating to the Stable Value Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Stable Value Fund include benefit-responsive investment contracts (the contracts). The crediting interest rates on the contracts ranged from 0.2 percent to 6.3 percent and 1.0 percent to 7.1 percent at December 31, 2004 and 2003, respectively. The average yields on the contracts ranged from 2.2 percent to 7.1 percent and 1.2 percent to 7.1 percent for the years ended December 31, 2004 and 2003, respectively. The fair value of all investment contracts was $110,065,631 and $115,879,042 at December 31, 2004 and 2003, respectively.

Investments at contract value held by the Stable Value Fund at December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
Short Term Investments	$2,094,328	$1,253,506
Insurance Investment Contracts	4,724,430	11,861,790
Synthetic Investment Contracts
Underlying Assets:
Common / Collective Trusts	97,846,614	93,307,466
Insurance Separate Account	2,929,465	4,464,219
Asset-Backed Securities	0	1,003,413
Treasury Obligations	2,325,727	3,367,910
Cash	49,667	117,088
Synthetic Wrapper Agreement	(2,237,551)	(4,007,195)

Total	$107,732,680	$111,368,197

Total investment income for the Stable Value Fund was $4,748,614 and $5,061,804 for the years ended December 31, 2004 and 2003, respectively.

5. TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated March 10, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the ERISA. In the event of Plan termination, the accounts of all participants will become non-forfeitable.

7. RELATED PARTY TRANSACTIONS

Certain investments of the Plan are mutual funds managed by Putnam Investments. The trustee of the Plan is Putnam Fiduciary Trust Company and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment fund options available to participants contains stock of Kennametal Inc., the plan sponsor. The Plan held 410,434 and 374,101 shares of Kennametal Inc. common stock at December 31, 2004 and 2003, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
PLAN NUMBER: 001
KENNAMETAL
EIN: 04-2917072

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SCHEDULE H, LINE 4i
DECEMBER 31, 2004

(a) (b)Issuer	(c)Description	(d)Cost	(e)Fair Value

	Mutual Funds

Artisan	Artisan Mid Cap Fund		$12,888,395
* Putnam	The Putnam Fund for Growth & Income		10,038,603
Vanguard	Vanguard Institutional Index Fund		9,743,604
Lord Abbett	Lord Abbett Small Cap Value Fund		1,822,968
* Putnam	Putnam International Equity Fund		1,722,675
PIMCO	PIMCO Renaissance Institutional Fund		1,599,222
* Putnam	Putnam Voyager Fund		1,089,654
Morgan Stanley	MSIF Small Company Growth Portfolio		1,185,098
Vanguard	Vanguard Total Bond Mkt. Index Fund		975,501
Franklin Templeton	Templeton Foreign Fund		299,329

	Total Mutual Funds		41,365,049

	Common/Collective Trusts

* Putnam	Putnam Retirementready 2015		9,672,438
* Putnam	Putnam Retirementready 2025		1,418,597
* Putnam	Putnam Retirementready 2020		1,114,595
* Putnam	Putnam Retirementready 2030		966,739
* Putnam	Putnam Retirementready Income Fund		498,704
* Putnam	Putnam Retirementready 2010		267,187
* Putnam	Putnam Retirementready 2040		247,266
* Putnam	Putnam Retirementready 2035		198,563
* Putnam	Putnam Retirementready 2045		185,641

	Total Common/Collective Trusts		14,569,730

	Master Trust

Invesco	Stable Value Fund		27,091,424

	Common Stock

* Kennametal	Kennametal Inc. Common Stock Fund		20,427,302
Northrop Grumman	Northrop Grumman Common Stock Fund		103,538

	Total Common Stock		20,530,840

	Loans to Participants

Participant Loans	5.0% to 10.5%	0	5,646,844

	Total Investments		$109,203,887

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Retirement Income Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Augusta, Richmond County, State of Georgia.

KENNAMETAL
RETIREMENT INCOME SAVINGS PLAN

Date: June 28, 2005	By:	/s/ Veronica McDonough

Veronica McDonough
Plan Administrator